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                           April 28, 2022

       Maurice Dukes
       Chief Executive Officer
       PF ROYALTY I LLC
       2679 Main Street, Suite 300     216
       Littleton, CO 80120

                                                        Re: PF ROYALTY I LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed April 26,
2022
                                                            File No. 024-11508

       Dear Mr. Dukes:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-
       3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              J. Martin Tate, Esq.